Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Six months ended June 30,	2014
Earnings:
Loss before income taxes	$(67)
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity loss	25
Fixed charges added to earnings	244
Distributed income of less than 50 percent-owned persons	43
Amortization of capitalized interest:
Consolidated	24
Proportionate share of 50 percent-owned persons	—

Total earnings	$269

Fixed Charges:

Interest expense:
Consolidated	$225
Proportionate share of 50 percent-owned persons	—

	$225

Amount representative of the interest factor in rents:
Consolidated	$19
Proportionate share of 50 percent-owned persons	—

	$19

Fixed charges added to earnings	$244

Interest capitalized:
Consolidated	$27
Proportionate share of 50 percent-owned persons	—

	$27

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$271

Ratio of earnings to fixed charges	(A	)

(A)	For the six months ended June 30, 2014, there was a deficiency in earnings of $2 to cover total fixed charges.